FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2019

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

SIGNIFICANT EVENT

Enel Américas S.A.

Securities Registration Record No. 175

Santiago, June 26, 2019

Ger. Gen. No.59 /2019

Mr. Joaquín Cortez Huerta

Chairman

Financial Market Commission

Av. Libertador General Bernardo O’Higgins N°1449

Santiago, Chile

                                                                                                           Ref.: Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2 under Securities Market Law No. 18,045, and as established under General Norm No. 30 of said Commission, and duly authorized on behalf of Enel Américas S.A. (“Enel Américas”), I hereby inform you of the following Significant Event: Today, our subsidiary, Enel Brasil S.A., filed with the Brazilian Comissão de Valores Mobiliários ("CVM") a registration request of public tender offer of the subsidiary Eletropaulo Metropolitana Eletricidade de Sao Paulo S.A. ("Eletropaulo") in order to proceed with the cancellation of the company’s registration as a publicly held company in the CVM. The offer is for common shares in circulation issued by Eletropaulo, corresponding to 4.056% of its total share capital, i.e., for all  the common shares issued by Eletropaulo that are not owned directly or indirectly by Enel Brasil, or their related companies and other than its Treasury Stock.

More details of the operation described above can be found in the Fato Relevante (Significant Even) issued by Eletropaulo today, as attached.

Yours truly,

AURELIO BUSTILHO DE OLIVEIRA

                                                Chief Financial Officer

Enel Américas S.A.

cc.:      Banco Central de Chile (Central Bank of Chile)

           Bolsa de Comercio de Santiago (Santiago Stock Exchange)

           Bolsa Electrónica de Chile (Chilean Electronic Stock Exchange)

           Banco Sanander Representante de Tenedores de Bonos (Banco Santander Bondholders Representative)

           Depósito Central de Valores (Central Securities Depositary)

           Comisión Clasificadora de Riesgo (Risk Classification Commission)

ELETROPAULO METROPOLITANA ELETRICIDADE DE SÃO PAULO S.A.

Publicly-held Company

CNPJ No. 61.695.227/0001-93

NIRE 35300050274

MATERIAL FACT

Eletropaulo Metropolitana Eletricidade de São Paulo S.A. (“Eletropaulo” or “Company”) (B3: ELPL3), pursuant to the Securities and Exchange Commission of Brazil ("CVM") Normative Instruction No. 358, issued on January 3, 2002, as amended (“CVM Instruction 361”) , the CVM Normative Instruction No. 358, of January 3rd, 2002, as amended (“CVM Instruction 358”) and pursuant to Article 157, Paragraph 4, of Law 6,404, issued on December 15th, 1976, as amended (“Brazilian Corporations Law”), hereby informs that its indirect controlling shareholder Enel Brasil S.A., privately-held Company, with headquarters at Praça Leoni Ramos, No. 1, Bloco 2, 7th floor, São Domingos, City of Niterói, State of Rio de Janeiro, Zip Code 24210-205, enrolled with the Brazilian Taxpayers Registry (CNPJ) No. 07.523.555/0001-67 (“Enel Brasil”), informed the Company's management that it has filed with CVM, on the date hereof, a request for registration of a tender offer for the acquisition of common shares issued by the Company, in order to cancel the registration as a publicly-held company of Eletropaulo with CVM under category “A” and convert into category “B” (“Conversion of the Registration”), pursuant to Article 4, Paragraph 4, of the Brazilian Corporations Law, Article 10 of Normative Instruction No. 480, of December 7th, 2009, as amended, and CVM Instruction 361 (“Offer”).

Enel Brasil informed that it has engaged:(i) Banco BTG Pactual S.A., to act as intermediary institution of the Offer; and (ii) PricewaterhouseCoopers Serviços Profissionais Ltda. ("Appraiser"), to prepare an appraisal report of the shares issued by the Company in accordance with CVM Instruction 361 (“Appraisal Report”).

The Offer will be allocated to the 8,133,352 free float common shares issued by Eletropaulo corresponding to 4.056% of the Company's total share capital (“Target Shares”), that is, up to the totality of the common shares issued by Eletropaulo, except for those held directly or indirectly by Enel Brasil, by its related persons or by the Company's management, and treasury shares.

The price to be offered will be R$ 48,28 (forty eight reais and twenty eight cents) per Target Share, value corresponding to the price of R$ 45.22 offered in the voluntary competing tender offer for acquisition of control of Eletropaulo, launched on April 17th, 2018, by Enel Brasil Investimentos Sudeste S.A., a wholly-owned subsidiary of Enel Brasil (“EBIS” and “Competing Tender Offer”, respectively), adjusted by the variation of the Special System of Settlement and Liquidation Rate published by the Central Bank of Brazil (SELIC Rate), from June 4, 2018, the date of the auction of the Competing Tender Offer, to the date hereof (“Price per Share”). The Price per Share will be paid in national currency on the date of the financial settlement of the Offer

Enel Brasil also informed that the Appraiser has determined the economic value of the Company's common shares in the range of R$ 40.11 (forty reais and eleven cents) and R$ 43.74 (forty-three reais and seventy four cents). Thus, since the Price per Share is higher than the maximum value indicated in the Appraisal Report, Enel Brasil understands that the Price per Share is fair and that it was widely accepted by the market in the Competing Tender Offer.

The Appraisal Report will be made available simultaneously to the disclosure of this Material Fact on the websites of CVM, B3 S.A. - Brasil, Bolsa, Balcão (“B3”) and the Company, including for the purposes of Article 4-A, Paragraph 1 of the Brazilian Corporations Law and Articles 8, 5 and Article 24, item I, of CVM Instruction 361, with the term described therein counting from the date hereof.

Regarding the conditions for the Conversion of the Registration, Enel Brasil informed that Enel Brasil and EBIS filed with CVM, on August 13, 2018, a request for authorization to: (i) compute the adhesions to the Competing Tender Offer for the purpose of calculating the quorum of success of this Offer, as provided for in Article 16, item II, of CVM Instruction 361; and (ii) carry out the redemption of outstanding shares of the Company, as provided for in Article 4, Paragraph 5, of the Brazilian Corporations Law, subject to the launch of the Offer for the same price offered under the Competing Tender Offer (“Consultation”).

The CVM Board of Commissioners unanimously approved the adoption of the of proposed alternative proceeding, pursuant to Article 34 of CVM Instruction 361, in accordance to the decision rendered in the scope of CVM Proceeding No. 19957.07811/2018-06, on April 18, 2019 (“CVM Decision”).

Thus, the quorum for success of the Offer shall be considered as already achieved, with the condition for the Conversion of the Registration provided for in article 16, item II, of CVM Instruction 361 (i.e., acceptance of the Offer or express agreement with the Conversion of the Registration by shareholders holding more than 2/3 of the free float shares) having already been fulfilled.

Notwithstanding, the implementation, conclusion and settlement of the Offer are subject to: (i) the approval of the request for registration of the Offer by the CVM; and (ii) the other conditions set forth in the Offer notice, to be timelypublished.

Finally, Enel Brasil informed that it intends to cause the Company, after settlement of the Offer, to redeem the remaining shares that may not be acquired under the Offer, pursuant to Article 4, Paragraph 5, of the Brazilian Corporations Law, considering that: (i) the condition for the Conversion of the Registration provided for in Article 16, item II, of CVM Instruction 361 has already been complied with, as a result of the Competing Tender Offer; and (ii) the number of free float shares issued by Eletropaulo is already less than 5% of the total share capital of the Company.

Since the condition for Conversion of the Registration has already been complied with, according to the level of adhesion of the shareholders and the CVM Decision, after completion of the Offer, the Company will exit the special listing segment of B3 denominated Novo Mercado, as a result of the Conversion of the Registration.

The Company's management will maintain its shareholders and the market in general informed of any information regarding the Offer, in accordance with the applicable law and regulations.

This material fact is for informational purposes only and does not constitute an offer to acquire securities.

Barueri, June 26, 2019.

ELETROPAULO METROPOLITANA ELETRICIDADE DE SÃO PAULO S.A.

Monica Hodor

Executive Vice President and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
--------------------------------------------------

Title: Chief Executive Officer

Date: June 27, 2019